CITIZENS COMMUNITY BANCORP
2174 EastRidge Center
Eau Claire, Wisconsin 54701
(715) 836-9994

May 12, 2006

VIA EDGAR

John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Citizens Community Bancorp Response to SEC April 24, 2006 letter File No. 000-50585

Dear Mr. Nolan:

Thank you for taking the time to discuss, with our external auditor on May, 3, 2006, the Securities and Exchange Commission's response letter dated April 24, 2006 to Citizens Community Bancorp's ("Citizens Community") original letter dated April 4, 2006, which responded to your initial comment letter dated March 27, 2006. In accordance with the discussion, we have prepared this draft response for your consideration. We are hopeful you will agree that the additional disclosures would not provide significant additional information to our shareholders, and therefore an amended 10-KSB for September 30, 2005 can be avoided.

The comment numbers are numbered to correspond to both the original comment letter dated March 27, 2006 and the updated comment letter dated April 24, 2006.

Comment 1 (3/27/06) - Commission file number

As noted in our original response, we will correct future filings. In addition, if required to file an amended Form 10-KSB for September 30, 2005, we will correct the Commission File Number on the front page of Form 10-KSB.

Comment 2 (3/27/06 and 4/24/06) - Payable on Demand Clause

Management's Discussion and Analysis (MD&A) on page 12, Liquidity and Commitments, will be modified in future filings as follows (paragraph will be placed prior to the final paragraph in this section):

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John P. Nolan
Securities and Exchange Commission
May 12, 2006

At September 30, 2005, Citizens Community Federal had $102.9 million of mortgage loans with a payable on demand clause. The purpose behind the payable on demand clause is to provide Citizens Community Federal with some protection against the impact on net interest margin of sharp and prolonged interest rate increases. It is Citizens Community Federal's policy to write the majority of its real estate loans with a payable on demand clause. The factors considered in determining whether and when to utilize the payable on demand clause include a significant, prolonged increase in market rates of interest; liquidity needs; desire to restructure the balance sheet; an individual borrowers unsatisfactory payment history; and the remaining term to maturity.

The extent to which we expect to exercise the payable on demand clause in the future is not determinable and, therefore, is not included in the proposed MD&A additional information.

Comment 3 (3/27/06) - Controls and Procedures

No adjustment is required or anticipated in the 10-KSB.

Comment 4 (3/27/06) - Comments 3 and 4 (4/24/06) - Statements of Cash Flows

No change is required on the statements of cash flows. The amount shown for fiscal year 2005 is intended to reflect the merger with Community Plus Savings Bank. In the financial statements Note 2, the following line would be added to the third paragraph:

In connection with the merger, net cash of $13,172,051 was received.

Comment 5 (3/27/06) - Additional Merger Disclosures

Under the discussion at "Part I - Item 1. Description of Business - General," at the end of the third paragraph, we would add the following:

In addition to the shares issued to Citizens Community MHC, the members of Community Plus Savings Bank became members of Citizens Community MHC. Citizens Community MHC is the mutual holding company that, as a result of the merger, owns 74.5% of Citizens Community Bancorp's outstanding shares.

Comment 7 (3/27/06) and Comments 5 and 6 (4/24/06) - Deferred Loan Fees

Please see the enclosed detailed computation of the impact of following the cash basis versus the deferral basis of accounting for loan fees and costs as required for material items per SFAS 91. In summary, the balance sheet at September 30, 2005 would have shown an estimated net deferred liability of $68,500 (0.03% of total assets). The amortization of net deferred loan fees would have resulted in a reduction in the loan fee income of approximately $17,800 (0.15% of interest and fees on loans and 1.69% of net income and less than $.01 per share) for the year ended September 30, 2005.

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John P. Nolan
Securities and Exchange Commission
May 12, 2006

The computations completed on an annual basis are estimates used to determine if the lack of deferral of loan fees continues to be immaterial. The computation is a manual process and includes estimations of lives of the loans in the portfolio in order to estimate the amortization period. The computation is not considered detailed enough to actually book an entry based solely on the computation.

The fact that the results of the manual computation show an immaterial potential impact is not Citizens Community's only reason for not following the guidance of SFAS 91. In addition, the computer system used by Citizens Community until September 30, 2005, did not allow for a detailed computation on a loan by loan basis. Therefore, an accurate computation to properly reflect the deferral of net loan fees was not available.

Management completes an analytical analysis on a quarterly basis by comparing the loan fees for the quarter to prior quarters and by reviewing reasons for changes in operating costs. The impact of any unusual fluctuations of these two items would be considered as part of the SFAS 91 quarterly analysis.

A new computer system has recently been installed by Citizens Community, and an analysis of the ability of the system to properly defer net loan fees on loan originations on a going-forward basis will be considered. At a minimum, management will update the frequency of the detailed deferred loan fee computation to a quarterly basis to confirm the estimated impact continues to be immaterial.

Based on the foregoing, no amendment is anticipated in the 10-KSB disclosures or financial statements.

Comments 8 and 9 (3/27/06) and Comment 7 (4/24/06) - Earnings Per Share

The pro forma earnings per share information would be added to the bottom of the table on page 2 of the Annual Report "Selected Consolidated Financial Information" with $0.33 for 2004; $0.28 for 2003; $0.32 for 2002; and $0.29 for 2001. Footnote (1) would be amended as follows:

The formation of the Company was completed on March 29, 2004. The pro forma earnings per share for periods prior to the formation of the Company are shown as if the initial 2,063,100 shares were outstanding during each of the periods presented.

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John P. Nolan
Securities and Exchange Commission
May 12, 2006

The Consolidated Statements of Income, page 22 of the Annual Report, would show $0.33 for both basic and diluted earnings per share.

The Earnings Per Share section of Note 1 to the Notes to the Consolidated Financial Statements, page 30 of the Annual Report, would be amended to the following:

Basic earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The weighted average number of shares outstanding was 3,007,681 for basic EPS and 3,009,002 for diluted EPS in 2005.

The formation of the Company was completed on March 29, 2004. The basic and diluted EPS shown in the financial statements are presented on a pro forma basis as if the formation was completed on October 1, 2003. The pro forma weighted average number of shares outstanding in 2004 was 2,552,425 for basic and diluted EPS.

The stock based compensation table in Note 1 would also be amended to show $0.33 for the four 2004 items which currently show N/A.

Based upon the foregoing, we do not believe that the proposed additional disclosures would provide material additional information to our shareholders. We, therefore, hereby request that this information only be required to be provided in future filings. If the Staff has any questions or comments with respect to these responses, please call me at (715) 836-9994.

Very truly yours, /s/ James G. Cooley James G. Cooley President

Enclosures

cc: Lisa Haynes
     Martin L. Meyrowitz, P.C.

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